Exhibit 99.5

News Release	For Immediate Release

PNI Digital Media Reports Fiscal Third Quarter 2012 Financial Results

VANCOUVER, BC – August 9th, 2012 - PNI Digital Media (TSX: PN; OTCBB: PNDMF), (“PNI”), the leading innovator in digital media solutions for retailers, reported financial results for the third quarter of fiscal 2012 ended June 30th, 2012.

Fiscal Q3 2012 Financial Highlights

  Revenue for the quarter of $5.7 million compared to $5.3 million in the same quarter last year, an improvement of 7%

  Transactional revenue was $4.4 million, an increase of 10% compared to fiscal Q3 2011

  Transactional revenue comprised 77% of total revenue for the quarter

  Generated a loss after income taxes of $83,000 for the quarter, compared to a profit after taxes of $22,000 during the same period last year

  Generated non-IFRS adjusted EBITDA1 of $328,000, compared to $608,000 in fiscal Q3 2011

  Processed a record 4.5 million transactions over the PNI Digital Media Platform, an improvement of 6% from the same quarter last year

  Strong balance sheet with $5.6 million in cash and no debt

“PNI set a record this past quarter for transactions during the period,” said Kyle Hall, Chief Executive Officer of PNI Digital Media. “Effective promotions by our retail customers coupled with consistent innovation in our core photo business have helped drive results while we extend further into our new business lines.”

Conference Call
The company will host a conference call Thursday, August 9th, 2012 at 4:30 p.m. ET (1:30 p.m. PT) to discuss these financial results. PNI Digital Media's Chief Executive Officer Kyle Hall and Chief Financial Officer Simon Bodymore will host the presentation, followed by a question and answer period.

Dial-In Number: (888) 241-0394
International: (647) 427-3413
Conference ID#: 96508585

Institutional investors and interested participants should dial the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization

PNI Digital Media will also provide a live webcast and slide presentation, which will be available on the company's website at www.pnimedia.com/webcast. An archived replay of the webcast will be available on the company’s website for 45 days following the live event.

News Release	For Immediate Release

Consolidated Statements of Income and Comprehensive Income

	Three Months Ended		Nine Months Ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011

Revenue	$5,684,509	$5,316,242	$17,640,111	$18,081,310
Cost of sales	2,357,555	2,195,707	7,219,803	7,079,740
Gross Profit	3,326,954	3,120,535	10,420,308	11,001,570

Expenses
Software development	2,444,446	2,200,333	6,880,736	6,916,791
General and administration	938,997	1,007,813	3,005,713	3,200,433
Sales and marketing	262,854	207,375	689,729	805,457

	3,646,297	3,415,521	10,576,178	10,922,681

(Loss) profit from operations	(319,343)	(294,986)	(155,870)	78,889

Foreign exchange (loss) gain	(7,673)	(42,184)	(57,111)	(34,274)
Finance income	1,847	446	2,775	494
Finance costs	-	(464)	-	(6,015)

	(5,826)	(42,202)	(54,336)	(39,795)

(Loss) profit before income tax	(325,169)	(337,188)	(210,206)	39,094

Current income tax recovery (expense)	-	-	-	-
Deferred income tax recovery (expense)	241,905	359,428	806,454	80,079
Income tax recovery (expense)	241,905	359,428	806,454	80,079

(Loss) profit for the period	(83,264)	22,240	596,248	119,173

Other comprehensive gain (loss):

Cumulative translation adjustment
	53,341	24,492	(89,107)	(369,203)

Total comprehensive (loss) income for the period	$(29,923)	$46,732	$507,141	$(250,030)

(Loss) earnings per share
Basic	$(0.00)	$0.00	$0.02	$0.00
Fully diluted	$(0.00)	$0.00	$0.02	$0.00

News Release	For Immediate Release

Consolidated Statements of Financial Position

	June 30, 2012	September 30, 2011	October 1, 2010

Assets

Current assets
Cash and cash equivalents	$5,636,031	$3,936,176	$4.690,355
Accounts receivable	4,349,986	4,535,912	5,302,865
Prepaid expenses and other current assets	609,876	460,140	541,026

	10,595,893	8,932,228	10,534,246

Property and equipment	4,534,220	5,140,150	5,230,829
Deferred income tax asset	7,856,622	7,065,857	5,861,504
Intangible assets	700,708	680,437	1,115,794
Goodwill	649,470	654,222	658,904

	$24,336,913	$22,472,894	$23,401,277

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$3,981,475	$3,284,311	$5,471,878
Current portion of deferred revenue	347,359	250,323	613,081
Current portion of finance lease obligations	-	-	107,964

	4,328,834	3,534,634	6,192,923

Deferred revenue	453,428	33,898	78,876
	4,782,262	3,568,532	6,271,799

Shareholders’ Equity

Share capital	$66,817,352	$66,420,572	$66,307,826
Contributed surplus	19,268,788	19,522,420	18,933,619
	86,086,140	85,942,992	85,241,445

Deficit	(66,416,119)	(67,012,367)	(68,111,967)

Accumulated other comprehensive loss	(115,370)	(26,263)	-

	(66,531,489)	(67,038,630)	(68,111,967)

	19,554,651	18,904,362	17,129,478

	$24,336,913	$22,472,894	$23,401,277

News Release	For Immediate Release

Non-IFRS Financial Measures
	Three Months Ended
	June 30, 2012	June 30, 2011
Net loss in accordance with IFRS	$(83,264)	$22,240

Amortization of property and equipment	430,712	541,290
Amortization of intangible assets	183,830	209,258
Interest expense	-	464
Income taxes	(241,905)	(359,428)
Stock based compensation expense	(1,322)	153,656

Unrealized foreign exchange loss	40,542	40,749

Adjusted EBITDA	$328,593	$608,229

	Nine Months Ended
	June 30, 2012	June 30, 2011
Net profit in accordance with IFRS	$596,248	$119,173

Amortization of property and equipment	1,253,165	1,538,348
Amortization of intangible assets	717,628	594,432
Interest expense	-	6,015
Income taxes	(806,454)	(80,079)
Stock based compensation expense	143,439	700,577

Unrealized foreign exchange loss (gain)	75,529	(50,159)

Adjusted EBITDA	$1,979,555	$2,828,307

Notes:

1 - Non-IFRS Measures

The Company continues to provide all information required in accordance with IFRS, but believes evaluating its ongoing operating results may not be as useful if an investor is limited to reviewing only IFRS financial measures. Accordingly, the Company uses non-IFRS financial information to evaluate its ongoing operations and for internal planning and forecasting purposes. The primary non-IFRS financial measures utilized by the Company include adjusted EBITDA. Adjusted EBITDA is non-IFRS financial measure which the Company defines as net profit plus amortization, interest expense, tax expense, share-based compensation expense and unrealized foreign exchange loss (gain).

To supplement the Company's financial statements presented on an IFRS basis, we believe that these non-IFRS measures provide useful information about the Company's core operating results and thus are appropriate to enhance the overall understanding of the Company's past financial performance and its prospects for the future. These adjustments to the Company's IFRS results are made with the intent of providing both management and investors a more complete understanding of the Company's underlying operational results and trends and performance. Management uses these non-IFRS measures to evaluate the Company's financial results, develop budgets, manage expenditures, and determine employee compensation. The presentation of additional

News Release	For Immediate Release

information is not meant to be considered in isolation or as a substitute for or superior to net (loss) earnings or net (loss) earnings per share determined in accordance with IFRS.

Currency:
All amounts are expressed in Canadian dollars. This notice is qualified in its entirety by reference to the Company’s financial statements and accompanying Management Discussion and Analysis, which are accessible on the SEC’S website at www.sec.gov/edgar.shtml and on SEDAR at www.sedar.com.

About PNI Digital Media- Founded in 1995, PNI Digital Media operates the PNI Digital Media Platform, which provides transaction processing and order routing services for major retailers. The PNI Digital Media Platform connects consumer-ordered digital content, whether from online, in-store kiosks, desktop software or mobile phones, with retailers that have on-demand manufacturing capabilities for the production of personalized products such as photos, photo books and calendars, business cards and stationery. PNI Digital Media successfully generates millions of transactions each year for retailers and their thousands of locations worldwide.
Further information on our company can be found at www.pnimedia.com.

For Investor Relations and Press, Contact:
Simon Cairns
(866) 544-4881
ir@pnimedia.com
Twitter: @pni_media

The statements that are not historical facts contained in this release are forward-looking statements that involve risks and uncertainties. PNI Digital Media’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, changes in technology, employee retention, inability to deliver on contracts, failure of customers to continue marketing the online solution, competition, general economic conditions, foreign exchange and other risks detailed in the Company’s annual report and other filings. Additional information related to the Company can be found on SEDAR at www.sedar.com and on the SEC’S website at www.sec.gov/edgar.shtml. The information contained herein is subject to change without notice. PNI Digital Media shall not be liable for technical or editorial errors or omissions contained herein.

The TSX has neither approved nor disapproved the information contained in this release. PNI Digital Media relies upon litigation protection for "forward-looking" statements.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

PNI Digital Media is a registered trademark of PNI Digital Media Inc.